October 9, 2009

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	The Hartford Financial Services Group, Inc. Form 8-K filed June 26, 2009 Form 8-K filed August 14, 2009 File No. 001-13958

Dear Mr. Riedler:

This letter is in response to your October 1, 2009 letter providing comments resulting from your review of the disclosure contained in the above-referenced filings. We have carefully considered your comments and provide our responses below. Our responses are referenced to the applicable comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in your comment letter.

For your convenience, your comment is shown below in bold, italicized text, followed by our response.

Form 8-K filed June 26, 2009

1.	The Securities Purchase Agreement – Standard Terms filed in Exhibit 10.1 references various schedules and annexes. It does not appear that you have filed copies of Schedules B through F that are referenced therein. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 8-K to file a copy of Exhibit 10.1 with the full and complete agreement, including any exhibits, schedules and appendices which are included in such agreement. Alternately, please provide us with an analysis which supports your conclusions that such exhibits are not required to be filed.

Response: In response to the staff’s comment, we will file with the Securities and Exchange Commission an amended Form 8-K that includes Exhibit 10.1 and all exhibits and schedules thereto, including Schedules B through F.

Mr. Jeffrey Riedler
October 9, 2009

2.	It does not appear that you have sought stockholder approval for entering into or issuing securities pursuant to The Securities Purchase Agreement. Please advise us whether you believe you are required to obtain stockholder approval for this agreement and transaction. If you believe that you are required to obtain the approval of your stockholders, please indicate when you intend to seek this approval and the effect of obtaining the approval following the issuance of the securities. If you believe that you are not required to obtain stockholder approval, please provide us with a legal analysis which supports your apparent conclusion that you are not required to obtain the approval of your stockholders consistent with your Certificate of Incorporation, the laws of the State of Delaware and the terms of The Securities Purchase Agreement.

Response: We respectfully advise the staff that neither entering into nor issuing securities pursuant to the Securities Purchase Agreement required the approval of our shareholders. By the terms of the Capital Purchase Program Letter Agreement and the Securities Purchase Agreement – Standard Terms (together, the “Agreement”), the United States Department of the Treasury (“Treasury”) required us to represent that we had obtained all shareholder approvals necessary to enter into the Agreement and to satisfy our obligations thereunder. We indicated on Schedule C to the Letter Agreement that no such approvals were required.

We maintain and have maintained sufficient authorized share capital to satisfy our obligations under the Agreement without requiring shareholder approval. Consistent with Delaware law, our shareholders previously approved provisions in our Certificate of Incorporation authorizing the issuance of up to 1,500,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Certificate of Incorporation authorizes our Board of Directors to create, without additional shareholder approval, classes or series of such preferred stock and to set the terms of any such class or series. Our Board relied upon this provision of our Certificate of Incorporation to create the Series E Fixed Rate Cumulative Perpetual Preferred Stock issued in connection with our participation in Treasury’s Capital Purchase Program. Pursuant to the Agreement with Treasury, we: (i) issued no common stock; (ii) agreed to reserve for issuance pursuant to a warrant issued to Treasury 52,093,973 shares of common stock; and (iii) issued 3,400,000 shares of Series E Fixed Rate Cumulative Perpetual Preferred Stock. When the Agreement became effective on June 26, 2009, we had authorized and available for issuance over 720,000,000 shares of common stock and over 25,000,000 shares of preferred stock.

We further advise the staff that under applicable stock exchange rules, our issuance of securities to Treasury pursuant to the terms of the Agreement did not require shareholder approval. New York Stock Exchange Rule 312.03 requires shareholder approval prior to the issuance of common stock or of securities convertible into or exercisable for common stock in any transaction or series of transactions if (1) the shares of common stock will have upon issuance voting power equal to 20% or more of the voting power outstanding before the issuance of the securities exercisable for common stock, or (2) the number of shares of common stock to be issued will be upon issuance equal to 20% or more of the number of shares of common stock outstanding before the issuance of the securities exercisable for common stock. The Series E Fixed Rate Cumulative Perpetual Preferred Stock issued to Treasury is not convertible into common stock, and the 52,093,973 shares of common stock issuable upon exercise of the Treasury warrant represent less than 20% of the number of shares of our common stock outstanding prior to issuance of the warrant.

Mr. Jeffrey Riedler
October 9, 2009

Form 8-K filed August 14, 2009

3.	You disclose in this Form 8-K that you are providing disclosure pursuant to Item 1.01, however, the events that you disclose are the modification of the compensation arrangements of Ms. Zlatkus and Mr. Walters and the creation of The Hartford Deferred Stock Unit Plan. It appears that both the modification of compensation arrangements and the creation of the plan are required to be disclosed under Item 5.02(e) of Form 8-K. See Question 117.08 of the Form 8-K Compliance and Disclosure Interpretations. In addition, it does not appear that you have included a brief description of the terms and conditions of this plan pursuant to Item 5.02(e). Please amend your form 8-K to provide disclosure regarding the above described events, including a brief description of the terms and conditions of The Hartford Deferred Stock Unit Plan, under Item 5.02 of form 8-K.

Response: We respectfully advise the staff that while the Form 8-K filed August 14, 2009 (the “August 14 8-K”) failed to note Item 5.02(e) when describing the modification of compensation arrangements of Ms. Zlatkus and Mr. Walters and the creation of The Hartford Deferred Stock Unit Plan (the “Plan”), the filing did provide a brief description of the terms and conditions of the Plan as required by Item 5.02(e). In particular, the Form 8-K discloses the crediting, vesting and payment schedule for, separately, deferred stock units issuable under the Plan and restricted stock units issuable under the Plan. In response to the staff’s comment, we will file with the Securities and Exchange Commission an amendment to the August 14 Form 8-K clarifying that the disclosure therein is made under both Items 1.01 and 5.02(e).

* * * * * * *

Mr. Jeffrey Riedler
October 9, 2009

In connection with our response to the staff’s comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information, please feel free to contact Donald C. Hunt at (860) 547-5040. Mr. Hunt’s facsimile number is (860) 380-1395.

Sincerely yours,

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

By: /s/ Ricardo A. Anzaldua
Ricardo A. Anzaldua
Senior Vice President and
Associate General Counsel